July 24, 2025

Don Quinby
Chief Financial Officer
Freight Technologies, Inc.
2001 Timberloch Place, Suite 500
The Woodlands, Texas 77380

       Re: Freight Technologies, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed April 14, 2025
           Response Letter dated June 26, 2025
           File No. 001-38172
Dear Don Quinby:

       We have reviewed your June 26, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 5,
2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2024
Management's Discussion and Analysis, page 44
Cost of Revenue, page 45

1. We understand from your response to prior comment 2 that you regard the cost of revenue for freight brokerage and dedicated services to be entirely comprised of the costs incurred and invoiced by the carriers for the services they provide, and that you regard all of the depreciation and amortization expense, including amounts related to your internally developed software, to be operating expenses and not attributable to cost of revenue in accordance with generally accepted accounting principles.

       However, the accounting policy disclosures on page F-12 refer to internally developed software projects and indicate these are utilized to provide services to your customers.
 July 24, 2025
Page 2

       The disclosures on pages 7 and 10 through 18 explain that your freight management business is based on offering "a diverse portfolio of proprietary platform solutions"
       which you describe as being interconnected within a unified platform that connects
       Carriers and Shippers. You identify several of these applications, such as Fr8App,
       Fr8Now, Fr8Fleet, Fr8Radar, Waavely, and Fleet Rocket, and describe the various circumstances under which they are differentiated, including the types of shipping arrangements or customers they are designed to manage or serve.

       Based on these disclosures, please explain to us why you believe that amortization of internally developed software costs would not be regarded as a cost of revenue under generally accepted accounting principles, considering the guidance on analogous costs in the context of inventory and contract accounting such as FASB ASC 330-10-30-1 and 8, and FASB ASC 340-40-25-7(c), also considering the presentation requirements in Rule 5-03.2 of Regulation S-X. We reissue prior comment 2.


       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation